FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated July 24, 2018

MATERIAL FACT

Banco Santander hereby advises that the presentation of the Grupo Santander 2018 First Half Results will take place tomorrow, Wednesday 25 July 2018. For this purpose, a webcast presentation to analysts will be held at 10:00 hours (Madrid time), followed by a meeting with journalists at 12:00 hours.

Both events will take place at Ciudad Grupo Santander (Santander Group City) in Boadilla del Monte (Madrid). The presentation to analysts can be followed via the Internet on the corporate website www.santander.com. Likewise, this presentation to analysts will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.

Boadilla del Monte (Madrid), 24 July 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 24, 2018	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer